As filed with the Securities and Exchange Commission on May 18, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(UNITED BREWERIES COMPANY, INC.)
(Name of Subject Company (Issuer))

INVERSIONES Y RENTAS S.A.
(Name of Filing Person (Offeror))

American Depositary Shares (ADS) each representing
2 shares of Common Stock, no par value
(Title of Class of Securities)

204429104
(CUSIP Number of Class of Securities)

Common Stock, no par value
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Rosita Covarrubias Gatica
Inversiones y Rentas S.A.
Enrique Foster Sur 20, 14th Floor
Santiago, Chile
+(56 2) 2750-7210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Marcelo Mottesi, Esq.
Milbank LLP
55 Hudson Yards
New York, New York 10001
(212) 530-5602

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of filing fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Important Information

This Schedule TO-C relates solely to preliminary communications made before the commencement of a planned tender offer by Inversiones y Rentas S.A. (“IRSA”) for up to 4.44% of the outstanding shares of common stock, no par value, of Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc., or “CCU”), including in the form of American Depositary Shares (“ADSs”), that are not currently owned by IRSA and its affiliates.

This communication is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities of CCU or any other company, or an offer to participate in a tender offer for securities of CCU. The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer. Shareholders and investors may obtain free copies of the tender offer materials that IRSA files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from IRSA. These tender offer materials are not currently available, and their availability is subject to the commencement of the tender offer.

On the date hereof, IRSA filed with the SEC an amendment to its Schedule 13D (the “Amendment”) with respect to its ownership in CCU.  The Amendment discloses the following:

On May 17, 2021, the board of directors of IRSA approved IRSA engaging in a partial public tender offer (the “Tender Offer”) for the acquisition of shares of common stock of CCU (the “Common Stock”), including in the form of American Depositary Shares (“ADSs”), representing up to a maximum of 4.44% of the current share capital of CCU.  The Tender Offer is expected to commence on May 19, 2021, for a price of 6,800 Chilean pesos per share of Common Stock (equivalent to Ch$13,600 per ADS) (the “Tender Offer Price”), which will be payable in Chilean pesos, provided that, with respect to shares of Common Stock represented by ADSs validly tendered to the ADS tender agent and not validly withdrawn, that are accepted for payment in the Tender Offer, IRSA will direct the U.S. settlement agent to coordinate with the FX agent for the Tender Offer for the U.S. dollar conversion of the Tender Offer Price, upon instruction of the ADS tender agent and for the account of holders who tender their ADSs to the ADS tender agent, so that such holders of shares of Common Stock represented by ADSs tendered to the ADS tender agent that are accepted for payment pursuant to the Tender Offer will receive payment in U.S. dollars, at the exchange rate to be described in the materials relating to the Tender Offer, and less ADS cancellation fees charged by the ADS depositary and applicable withholding taxes, all as will be further described in the Tender Offer materials, and in each case in accordance with the terms and subject to the conditions described therein. The Tender Offer will be subject to customary conditions, and compliance with applicable U.S. and Chilean regulations

IRSA intends to fund the purchase of the shares of Common Stock tendered in the Tender Offer, and any related costs and expenses, which are expected to aggregate to an amount of up to 115,000 million Chilean pesos, with borrowings under a long term facility entered into with Scotiabank Chile in February 2021 (as amended in March 2021) providing for borrowings of up to 5,200,000 Unidades de Fomento (the “Credit Facility”), of which 3,850,000 Unidades de Fomento remain available to be drawn, and, if necessary, cash on hand. The Credit Facility bears interest at a rate of 0.85%, payable annually, with principal payments due annually starting in May 2024 with the final remaining balance due in May 2028.

IRSA intends to effectuate the Tender Offer in order to increase its ownership interest in CCU by up to an additional 4.44% of the outstanding Common Stock from its current approximately 61.56% ownership interest, which was its historical level of approximately 66% prevailing prior to CCU’s capital increase in 2013.

In addition, the following are English translations of communications made by IRSA on May 18, 2021, in Chile, which relate to the proposed tender offer.

Free translation of the Aviso de Inicio

NOTICE OF COMMENCEMENT

TENDER OFFER FOR THE ACQUISITION OF SHARES

PURSUANT TO PARAGRAPH 5TH OF ARTICLE 198 OF LAW No. 18,045

OF

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

REGISTRATION IN THE SECURITIES REGISTRY No. 7

CONTROLLER IN TURN OF VIÑA SAN PEDRO TARAPACÁ S.A.

REGISTRATION IN THE SECURITIES REGISTRY No. 393

BY

INVERSIONES Y RENTAS S.A.

Inversiones y Rentas S.A. (“IRSA” or the “Offeror”) hereby offers to purchase up to 16,390,172 shares in COMPAÑÍA CERVECERÍAS UNIDAS S.A. (“CCU” or the “Company”), representing approximately 4.44% of its equity capital, at the price of $6,800 (six thousand eight hundred pesos) per share, under the terms and conditions set forth in this commencement notice (the “Offer”).

1.	Identification of the Offeror and Participation in the Issuer.

1.1.	Identification of the Offeror

Inversiones y Rentas S.A., Tax ID No 96,427,000-7, is a closely held corporation incorporated and existing under the laws of the Republic of Chile, with place of business at Enrique Foster Sur 20, 14th floor, borough of Las Condes, Santiago, Metropolitan Region. It was incorporated by means of public deed dated August 2, 1985, at the Santiago Notarial Office of Mr. Andrés Rubio Flores, the excerpt of which was registered in the Commerce Registry of Santiago on page 13,281, number 6,855, corresponding to the year 1985 and published in the Official Gazette on August 28, 1985.

The legal domicile of the Offeror is Santiago. Its corporate purpose consists in (a) the investment in all kinds of personal and real property, managing and receiving their fruits, as well as the purchase and acquisition, sale and disposal of all types of credits, shares and movable securities, in general; (b) the administration (either directly or through third parties) of all types of personal or real property, tangible or intangible, and may perceive its fruits; (c) the exploitation of all industrial, agricultural, forestry, mining, commercial and transport activities; (d) the provision of technical, commercial, industrial, agricultural, forestry, mining and transport advisory services; (e) the import and export, purchase and sale, on its own account or on the account of third parties, of goods, articles, products and raw materials of the industrial, agricultural, forestry, mining, transport and trade sectors; (f) take domestic or foreign representations of companies linked to the agricultural, forestry, mining, transport and trade industries; and (g) the formation of companies related to the commercial, industrial, agricultural, forestry, mining and transport sectors, being able to incorporate into other companies established of these areas.

1.2.	Controller of the Offeror

The Offeror’s only shareholders are Quiñenco S.A. and Heineken Chile Limitada, each of them holding 50% of the equity capital of IRSA, who controls CCU. Thus, Quiñenco S.A. and Heineken Chile Limitada are members of the controller of CCU.

Quiñenco S.A., tax ID No. 91,705,000-7 is a publicly traded corporation incorporated and existing under the laws of the Republic of Chile, which main purpose are investments, and which legal domicile is Santiago. 82.9% of the issued and paid stock of Quiñenco S.A. is owned by the companies Andsberg Inversiones Ltda., Ruana Copper A.G. Agencia Chile, Inversiones Orengo S.A., Inversiones Consolidadas Ltda., Inversiones Salta SpA, Inversiones Alaska Ltda., Inmobiliaria e Inversiones Río Claro S.A. and Inversiones Río Claro Ltda. The Luksburg Foundation indirectly owns 100% of the corporate rights in Andsberg Inversiones Ltda., 100% of the corporate rights in Ruana Copper A.G. Agencia Chile and 99.76% of the shares of Inversiones Orengo S.A. Andrónico Mariano Luksic Craig (tax ID No. 6,062,786-K) and family own 100% of the shares in Inversiones Consolidadas Ltda. and Inversiones Alaska Ltda. The family of Mr. Andrónico Luksic Craig holds 100% control of Inversiones Salta SpA. Inmobiliaria e Inversiones Río Claro S.A. and Inversiones Río Claro Ltda. are indirectly controlled by the Emian Foundation, in which the descendants of Mr. Guillermo Antonio Luksic Craig (tax ID No. 6,578,597-8) own equity interests.

In turn, Heineken Chile Limitada, tax ID No. 77,996,850-2 is a Chilean limited liability company controlled by Heineken Americas B.V., a Dutch limited liability company, which main purpose are investments, and which legal domicile is Santiago. Heineken Chile Limitada is controlled by Heineken International B.V., which is a subsidiary of Heineken N.V. The majority shareholder of Heineken N.V. is the Dutch company Heineken Holding N.V., a subsidiary of L’Arche Green N.V., which is a subsidiary of L’Arche Holding B.V., the latter finally controlled by Mrs. C.L. of Carvalho-Heineken.

1.3.	Participation of the Offeror in the ownership and management of CCU

IRSA is the controller of CCU. It directly owns 54.72% of CCU’s equity capital. It indirectly owns another 6.84%, through its subsidiary Inversiones IRSA Limitada. Combining its direct and indirect equity interests in CCU, IRSA controls 61.56% of its equity capital.

Such equity interest allows the Offeror to ensure the election of at least 6 out of the 9 members of the CCU board of directors.

2.	Purpose of the Offer

The general purpose of the Offeror is to acquire up to 16,390,172 shares in CCU, equivalent to approximately 4.44% of the issued, subscribed and paid-up shares of common stock of the latter.

It is placed on record that this Offer is voluntary (i.e., it is not required by law) and it is not intended to acquire control of CCU, since the Offeror already has control thereof.

There are no prior contacts or agreements between the Offeror and CCU or other shareholders of the latter (other than Inversiones IRSA Limitada, which is a subsidiary of the Offeror).

It is noted that the Offeror intends to keep the Company and its shares registered in the Securities Registry kept by the CMF, and that the Company remains a publicly traded corporation.

3.	Terms of the Offer

3.1.          Amount of the transaction

The total amount of the transaction shall be $111.453.169.600 (one hundred and eleven billion four hundred fifty three million one hundred sixty nine thousand six hundred pesos, national currency) in the event of the acquisition of the 16,390,172 shares that represent 4.44% approximately of the currently issued, subscribed and paid-up shares of the Company, at a price of $6,800 (six thousand eight hundred pesos, national currency) for each share of the Company sold under the Offer.

Should the number of shares subject to acceptance of the Offer be less than such amount, the total amount of the transaction will be the result of multiplying the number of shares received (including those resulting from the conversion of American Depositary Shares (“ADS”) with respect to the which the offer has been accepted in the United States of America) by the price contemplated in the Offer for each share.

3.2.	Shares underlying the Offer and markets in which it is simultaneously carried out

The Offer is made for 16,390,172 shares of the Company, which to date approximately amount to 4.44% of its equity capital (a percentage that is calculated including those currently represented by ADSs).

The Offer is only one and is simultaneously made on the local market (Chile) managed by the Chilean Tender Agent and in the United States of America managed by the U.S. Tender Agent (as these terms are defined below). For the purposes of the Offer in the United States of America, a tender offer statement in English language will be filed with the US Securities and Exchange Commission and distributed in such jurisdiction the day following the date of publication of this notice of commencement. (the “U.S. Offer Document”). A copy of the US Offer Document together with the annexes thereto, as well as a free translation thereof into Spanish, will be made available to the public and those interested in the Offer at the same information places referred to in the Section 11 (“Information Places”) of this notice of commencement, in the same day in which it is distributed in the United States of America. The Offer is made, in Chile, in accordance with the provisions set forth in the Securities Market Law and other applicable regulations, and in the United States of America in accordance with Regulation 14D and Regulation 14E, both of the U.S. Securities Exchange Act of 1934.

Those who are holders of ADSs or shares in CCU and wish to participate in the Offer in the United States of America must follow the procedures to be established in the US Offer Document. In the case of the ADSs, such procedures will entail the cancellation of the ADSs and the withdrawal of the common shares represented by ADSs from CCU’s ADS program; in order that the Offeror shall receive and exclusively acquire CCU common shares.

For the purposes of managing the Offer in the United States of America, the Offeror has hired Goldman Sachs & Co. LLC as Dealer Manager and U.S. Settlement Agent (in the latter capacity, the “U.S. Settlement Agent”), Computershare Trust Company, N.A. and Computershare Inc., both as U.S. Share Tender Agent (in such capacity, the “US Share Tender Agent”), and as ADS Tender Agent (in such capacity, the “ADS Tender Agent”, and in both capacities as the “U.S. Tender Agent”), and Georgeson LLC as Information Agent. For all purposes of the Offer, the U.S. Tender Agent has been hired by the Offeror to facilitate the tendering of shares and ADSs in the United States of America, and thus, given that it is duly authorized to provide such service in such country, it shall be understood that it will act, both in its capacity as U.S. Share Tender Agent and in its capacity as ADS Tender Agent, on account of Banchile Corredores de Bolsa S.A, who acts as tender agent for purposes of the Securities Market Law (the “Chilean Tender Agent”) and ultimately on account of the Offeror.

3.3.	Proration mechanism

In the event that the number of shares contemplated in the acceptances of this Offer, considering both common shares in CCU and those represented by ADS, exceeds the 16,390,172 issued, subscribed and paid-up shares in CCU, the Offeror shall buy the shares offered on a pro rata basis from each of the accepting shareholders (including those who have accepted the Offer by delivering their shares or ADSs to the US Tender Agent), applying the apportionment factor that will be determined immediately after the Expiration Date.

The apportionment factor applicable to the shares accepted in the Offer will be the result from dividing (i) the total number of shares offered by the Offeror to acquire (16,390,172 shares in CCU), by (ii) the total number of shares that CCU shareholders agree to sell in this Offer, both in Chile and in the United States of America (including the total number of shares represented by ADSs that the ADS holders agree to sell according to the procedure to be described in the US Offer Document). In turn, the number of shares to be acquired by IRSA from each shareholder who accept the Offer will be the whole number of shares resulting from multiplying the total number of shares offered to sell in the Offer by the respective shareholder by the apportionment factor. The fractions of shares resulting from the application of the formula described above will not be considered, except insofar as it is necessary to ensure the materialization of the Offer for the total of the 16,390,172 shares offered to acquire, in which case such fractions will be considered for assign, among the accepting holders (including, for such purposes, the holders who have delivered their ADSs in acceptance), in decreasing order of magnitude of the fractions, the shares that are necessary to reach such number.

With respect to the holders of ADSs, considering that each ADS represents two shares in CCU, if the apportionment mechanism explained above results in a fraction or in an odd whole number of shares with respect to a holder of ADSs, then the number of shares with respect to that holder of ADSs will be rounded to an even whole number. The fractions and even whole numbers of shares resulting from the application of the described formula will not be considered, except insofar as it necessary to ensure the materialization of the Offer for the total of the 16,390,172 shares offered to acquire as indicated in the preceding paragraph.

Only those ADSs that, in accordance to the above, represent the shares accepted to purchase under the Offer will be delivered by the ADS Tender Agent to JPMorgan Chase Bank, NA, as depositary of the ADS under the ADS program of CCU, so that it cancel them and deliver the underlying shares to the account of the ADS Tender Agent with the US Settlement Agent (through its sub-custodian in Chile) so that the latter, in turn, delivers them to the Chilean Tender Agent for the settlement and payment of the offer. Those ADSs representing shares that, due to the application of the apportionment factor described above, are not finally sold to the Offeror, will be returned to their holders as explained in Section 5.4 “Return of Securities” of this notice of commencement and as will be further explained in the US Offer Document.

3.4.	Effective Term of the Offer

Both in Chile and the in the United States of America, the Offer is valid for an effective term of 30 calendar days, which begins on May 19, 2021 and expires on June 17, 2021.

The Offeror reserves the right to extend the term of the Offer as expressly established in Article 205 of the Securities Market Law. For purposes of this notice of commencement, it will be understood as “Expiration Date” the 17th day of June 2021 and, in the event of an extension of the term of the Offer, the last day of such extension. If the Offeror extends the term of the Offer, the notice of such extension shall be published no later than the original Expiration Date, in the same newspapers in which this notice of commencement is published, this is, the electronic newspapers El Líbero (www.ellibero.cl) and El Mostrador (www.elmostrador.cl).

Each day of the effective term will begin at 9:30 a.m. and end at 6:30 p.m. Santiago, Chile time, with the sole exception of the Expiration Date, which will begin at 9:30 a.m. and end at 5:30 p.m. the Santiago, Chile time (the “Market Opening and Closing Times”). In the United States of America, the holders of shares and ADSs may accept the offer before the U.S. Tender Agent until 3:30 p.m. New York, US time, of the Expiration Date.

3.5.	Result Notice of the Offer

Pursuant to paragraph 2 of Section II of Circular No. 1514 of the Financial Market Commission (Comisión para el Mercado Financiero) (“CMF”), the Offeror will inform the result of the Offer to CCU, the Stock Exchanges and the CMF on the second day following the Expiration Date by means of a notice (the “Result Notice”), which shall indicate the aggregate number of shares tendered (including those represented by ADSs), the number of shares acquired by the Offeror (including those represented by ADSs), the proration factor, if applicable, and the percentage of ownership of CCU that the Offeror will obtain. If applicable, the Result Notice shall also contain the decision of the Offeror to waive or exercise the ground of termination set forth in Section 6 (“Ground of Termination of the Offer”).

Notwithstanding Circular no. 1514 of the CMF, the Offeror shall publish the content of the Result Notice by means of an ad in the same newspapers in which the publication of this notice of commencement is made, which are the electronic newspapers El Líbero (www.ellibero.cl) and El Mostrador (www.elmostrador.cl), on the second day following the Expiration Date (the “Result Ad”).

3.6.	Recipients of the Offer

The Offer is addressed to all CCU shareholders who are holders of fully subscribed and paid-up shares in the Company during the term of the Offer, as well as to those who are holders of ADSs representing such shares who want to participate in the Offer.

Those want to participate in the Offer by offering shares of the Company in Chile must comply with the provisions set forth in Section 5 (Procedure to accept the Offer) of this notice of commencement. Those who want to participate in the Offer by offering shares of the Company or ADSs that represent shares of the Company in the United States of America must comply with the procedure to be described in the US Offer Document, which is briefly summarized in Section 5.3 (“Procedure to accept the Offer in the United States of America”) of this notice of commencement.

3.7.	Exchange system used for the consummation of the transaction

The Offer shall be consummated at the Santiago Stock Exchange, Securities Market, through an offer that the Chilean Tender Agent will register in that stock exchange in accordance with the “Block Firm Tender System” (Sistema de Ofertas a Firme en Bloque) standards set forth in section 2.2B of its Manual of Transactions in Shares.

Shareholders who wish to sell their shares to the Offeror in Chile under the Offer must submit their acceptances within the effective term of the Offer, including any potential extension thereof, in the manner set forth in Section 5 (“Procedure to accept the Offer”) of this notice of commencement, and either to the Chilean Tender Agent or to other stockbrokers in Chile. Holders of ADSs or shareholders in CCU who wish to participate in the US Offer must follow the procedures to be established in the US Offer Document and that are briefly summarized in Section 5.3 (“Procedure to Accept the Offer in the United States of America”) of this notice of commencement, by submitting acceptances thereof to the US Tender Agent.

Once the documentation required in Section 5 (“Procedure to accept the Offer”) of this notice of commencement regarding the shares of each shareholder or holders of ADS has been received and reviewed, the Chilean Tender Agent or the relevant Chilean stockbroker shall give the order of acceptance of the Offer in the Santiago Stock Exchange in accordance with the aforementioned regulations, no later than the Expiration Date within the Market Opening and Closing Times.

For all legal purposes, the dates of acceptances and formalization of each sale of shares and ADSs shall be the date of delivery of the Result Notice.  Notwithstanding the foregoing, the shares transferred pursuant to the Offer (including those resulting from the ADSs that are canceled and exchanged in accordance with Section 5.3 of this notice of commencement and will be indicated in the US Offer Document), will be delivered by the Chilean Tender Agent simultaneously with the payment of the price of such shares on the date indicated in Section 4.3 of this notice of commencement, in accordance with the procedures applicable to the consummation system identified in the first paragraph of this Section 3.7.

Pension fund managers, general fund managers, for the funds managed by them, as well as other institutional investors who are required to maintain their investments in their own name until their sale, who decide to participate in the Offer will be governed by the procedures and mechanisms required by the regulations applicable to their operations, and in any case they must deliver their acceptance of this Offer at the offices of the Chilean Tender Agent, within the effective term of this Offer (including an eventual extension).

4.	Payment terms and conditions

4.1.	Price per share

The price to be paid for each CCU share will be $6,800 (six thousand eight hundred pesos, national currency). For those who participate in the Chilean Offer or in the US Offer by offering shares to the U.S. Share Tender Agent, the price will be payable in pesos, national currency.

For those who participate in the US Offer offering ADSs that represent shares of CCU to the ADS Tender Agent, the price will also be payable in pesos, national currency. However, in this case, the Offeror has instructed the U.S. Settlement Agent to coordinate with Banco de Chile (the “FX Agent”) for the US dollars (“Dollars”) conversion of such pesos, upon instruction of the ADS Tender Agent and on the account of the ADSs holders who participate in the Offer in the United States of America and whose shares (underlying the ADS) are accepted in sale. To effect this exchange, the FX Agent and the U.S. Settlement Agent have agreed to arrange for the conversions of the pesos into Dollars at the exchange rate resulting from adding $0.22 (twenty-two cents of peso, national currency) to the “dólar observado” exchange rate published by the Central Bank of Chile in the Official Gazette for the Payment Date (as defined below); provided, however, that such conversion may have to be executed at a different exchange rate in certain events further described in the U.S. Offer Document. The amount in Dollars will be delivered by the U.S. Settlement Agent to the ADS Tender Agent, after deducting withholdings of applicable taxes and the expenses associated with the cancellation of the ADSs, in the terms to be described in the U.S. Offer Document.

4.2.	Premium

Given that this Offer is not seeking to acquire control of CCU, it does not contemplate a premium for such control. However, the price per share of this Offer represents a premium of approximately 9.62% with respect to the weighted average price of $6,203.28, at which the share of CCU was traded on the Santiago Stock Exchange, Securities Exchange and the Chilean Electronic Exchange, Securities Exchange, on February 26, 2021, which corresponds to the trading day prior to the date it was filed with the US Securities Exchange Commission in the United States of America an amendment to the Schedule 13D of CCU and it was made public that IRSA was considering increasing its stake in CCU. If the price per share of this Offer of $6,800 is compared to the weighted average price of the stock transactions carried out between the ninetieth trading day and the thirtieth trading day prior to this date (which is equal to $6,419.81), such premium amounts to approximately 5.92%. If the price per share of this Offer of $6,800 is compared to the weighted average price of the stock transactions carried out between the ninetieth trading day and the thirtieth trading day prior to this date, but deducting from such result the dividend of $139.16548 per share, announced by CCU on March 3, 2021 and paid to who were shareholders of CCU as of April 17 2021 (which is equal to $6,280.64), such premium amounts to 8.27%.

4.3.	Form, Term and Place of Payment

The price will be paid on the second business day following the delivery of the Result Notice and publication of the Result Ad (the “Payment Date”), as follows:

a)
To those shareholders who sell their shares in Chile by virtue of acceptances given to the Chilean Tender Agent, by electronic transfer of immediately available funds in pesos, national currency, to the account that such shareholder had indicated in writing on or before the Expiration Date or by means of a nominative vale vista (bank check) that will remain at their disposal and may be withdrawn in the offices of the Chilean Tender Agent (located for these purposes at Agustinas No. 975, 2nd Floor, borough and city of Santiago, Metropolitan region, Chile)during banking hours (Monday to Friday between 9:00 a.m. and 02:00 p.m. (Santiago, Chile time), except holidays);

b)
To those shareholders who sell their shares in Chile by virtue of acceptances given to stockbrokers established in Chile other than the Chilean Tender Agent, the price will be paid in pesos, national currency directly to such stockbrokers by electronic transfer to the account of such securities intermediaries, as appropriate, in a Chilean bank;

c)
To those shareholders who sell their shares in the United States of America by virtue of acceptances given to the U.S. Share Tender Agent, the price will be paid in pesos, national currency, by electronic transfer to the account registered for the custodians in the name of whom such shares are registered in the shareholders registry of the Company. If there is no such account, the amount in pesos will be available for those shareholders in a nominative bank check issued in the name of whom appears as such in the shareholders registry of the Company, remaining at its disposal to be withdrawn in the offices of the Chilean Tender Agent (located for these purposes at Agustinas No. 975, 2nd Floor, borough and city of Santiago, Metropolitan region, Chile); and

d)
To those shareholders who sell shares represented by ADSs by virtue of acceptances given to the ADS Tender Agent in the United States of America, the price will also be paid in pesos, national currency. However, in this case, the Company has instructed the U.S. Settlement Agent to coordinate and obtain the conversion of the price of the Offer to Dollars on behalf of the ADSs holders participating in the Offer in the United States of America, so that the ADSs holders receive the payment of the price of the Offer in dollars. Such conversion from pesos to Dollars has been agreed to be arrange at the exchange rate resulting from adding $0.22 (twenty two cents of peso, national currency) to the “dólar observado” exchange rate published by the Central Bank of Chile in the Official Gazette for the Payment Date; provided, however, that such conversion may have to be executed at a different exchange rate in certain events further described in the U.S. Offer Document. The amount in Dollars will be delivered by the U.S. Settlement Agent to the ADS Tender Agent, after deducting withholdings of applicable taxes and the expenses associated with the cancellation of the ADSs, in the terms to be described in the U.S. Offer Document. The ADS Tender Agent will transfer such funds to the holders of ADSs according to what will be indicated in the U.S. Offer Document.

The Offeror will not pay any commissions on sales orders received by the shareholders to other stockbrokers, agents, depositaries, or representatives other than the Chilean Tender Agent, Goldman Sachs & Co. LLC as Dealer Manager and as U.S. Settlement Agent, the U.S. Tender Agent, and Georgeson LLC (the latter in its capacity as Information Agent). The Offeror will not pay any interest on the price in the event of any extension of the Offer either.

5.	Offer acceptance procedure

5.1.	Condition of the delivered shares

Shares delivered in acceptance of the Offer in Chile or in the United States of America must be registered in the name of the selling shareholder or its stockbroker, agent, depositary or representative, in the CCU shareholders’ registry, and shall be fully paid, free of encumbrances, prohibitions, attachments, litigation, injunctions and temporary restraining orders, preferential rights of third parties, personal rights or security interests (or rights in rem or in personam) in favor of third parties enforceable against the Offeror and, in general, of any other circumstance that prevents or limits their free assignment, transfer or title thereto (“Liens”). Likewise, ADSs delivered in acceptance of the Offer to the ADS Tender Agent must be registered in the name of the respective holder in the records kept for this purpose by the depositary of the Company’s ADSs program, free of Liens.

5.2.	Formalities and documents necessary for the acceptance of the Offer in Chile

Shareholders who wish to accept the Offer in Chile must do so only during the effective term of the Offer, by submitting a written sale order regarding their shares, subject to the terms and conditions of the Offer, directly to the Chilean Tender Agent, at its offices, or at the offices of some other stockbroker, from Monday to Friday, between the Market Opening and Closing Times.

The shareholder who decides to deliver its acceptance to the Offer in Chile, must simultaneously subscribe a transfer instrument with respect to all of the shares it wishes to sell, to the Chilean Tender Agent, or to the stockbroker, agent, depositary or representative, to whom it resorts, where appropriate, who will take the necessary steps and procedures to have custody of the shares subject to acceptance and, in the case of stockbrokers, agents, depositaries or representatives other than the Chilean Tender Agent, deliver them to the latter under the terms of this Offer.

The shareholders who wish to accept the Offer must deliver to the Chilean Tender Agent or to the stockbroker, agent, depositary or representative involved, the following documents:

a)
The original stock certificates representing the shares it wishes to sell under the Offer kept by it, or a certificate to be issued to this effect by the CCU share department (administered by DCV Registros S.A. (“DCV Registros”), and located at Avenida Los Conquistadores 1730, 24th Floor, Torre Santa María, Providencia, Santiago, Metropolitan Region, Chile), evidencing that the shares or securities are held in custody at the Depósito Central de Valores S.A., Securities Depository;

b)
A certificate to be issued for this purpose by the CCU share department (administered by DCV Registros), no more than 10 days in advance to the delivery date to the Chilean Tender Agent or to the intervening stockbroker, evidencing that CCU’s shares are free of any Liens, so that the shares may be registered in the name of the Chilean Tender Agent or the relevant stockbroker, agent, depositary or representative involved;

c)
A copy of both sides, of the individual-shareholder’s identity card, his/her representative, if appropriate, or that of the representative of the corporate shareholder, the original of which shall be shown at the time of subscribing the acceptance. The fact that it is a true copy of the original document shall be authenticated by a Notary Public or verified by the Chilean Tender Agent, the relevant stockbroker., agent, depositary or representative involved;

d)
The original (or an authorized copy, if it is evidenced in a public deed) of the power of attorney granted to the representatives or proxies of the shareholders to act on their behalf, which must contain sufficient powers of representation, which must have been granted before a notary public  no earlier than 60 days prior to the date of its delivery, or, if it is evidenced in a public deed, it has to be delivered together with a certificate of validity dated not earlier than 60 days from the date of delivery, as appropriate; and

e)
An authorized copy of the entire legal background of the respective corporate shareholder, including all the incorporation documents thereof, as well as their amendments, good standing certificates and other relevant resolutions, as well as an authorized copy of all the documents evidencing the representatives or proxies’ legal capacity to act on behalf of the shareholders, which must contain sufficient powers of representation, with a certificate of validity issued not earlier than 60 days from the date of delivery thereof to the stockbroker, agent, depositary or corresponding representative.

In addition, the shareholder accepting the Offer shall enter into a contract for the provision of services (in accordance with section II.1 of General Rule No. 380 of the CMF), if it has not already done so, with the Chilean Tender Agent or with the stockbroker, agent, depositary or representative through whom they deliver their acceptance, in accordance with the respective regulations, and any other documentation required by the Chilean Tender Agent or the relevant stockbroker in accordance with current regulations.

The documents required from the shareholders to accept the Offer will be sent to the CCU shares department (administered by DCV Registros) so that it registers the shares tendered in acceptance of the Offer in the name of the Chilean Tender Agent or the relevant stockbroker or agent.

If share transfer is objected to for any legal reason or as a result of a transfer inconsistent with the terms and conditions of this Offer, and it is not proven that the objection was cured within the term of the Offer, the respective acceptance will be automatically canceled, considering for all intents and purposes that it was never made. In these cases, the Chilean Tender Agent or the stockbroker, agent, depositary or intervening representative must return to the shareholder the corresponding stock certificates as well as any other information delivered to it, as appropriate. In this case, the respective shareholders will not be entitled to any kind of compensation, payment or reimbursement, and it will not give rise to any liability or generate obligations for the Offeror, its attorneys-in-fact, agents, advisors or representatives.

The stockbrokers, agents, depositaries or representatives other than the Chilean Tender Agent who participate in the Offer, shall gather the shares held in custody with the shares that such entities may hold and, as appropriate, shall make one or more acceptance orders to the Offer at the Santiago Stock Exchange, Securities Exchange, according to the aforementioned stock exchange regulations. It will be the responsibility of each stockbroker, agent, depositary or representative who participates in this offer to verify the existence and authenticity of the documents referred to in this Section, with respect to their respective clients.

The pension fund administrators and the mutual fund administrators, with respect to the funds managed by them, as well as the other institutional investors who are required to maintain their investments on their own behalf until the sale thereof, who decide to participate in the Offer, will be governed by the procedures and mechanisms required by the regulations applicable to their transactions, and must in any case deliver their acceptance of this Offer at the offices of the Chilean Tender Agent, within the effective term of this Offer, without it being required for such institutions, to make a transfer of shares or the delivery of the stock certificates indicated in paragraph (a) above. In any case, such documents must be delivered to the Chilean Tender Agent together with the payment to the relevant institutional investor of the price for their shares.

5.3.	Procedure to accept the Offer in the United States of America

CCU shareholders who decide to accept the Offer in the United States of America must do so by delivering said shares to the U.S. Share Tender Agent within the effective term of the Offer, in accordance with the terms to be described in greater detail in the US Offer Document. However, it is placed on record that such shareholders must deliver the documents referred to in paragraphs (a) to (e) of Section 5.2 above to the U.S. Share Tender Agent, for it to transfer and deliver them to the Chilean Tender Agent, who shall proceed to the settlement and payment of the Offer in accordance with the provisions set forth in Sections 4.3 and 5.2 of this notice of commencement.

Holders of ADSs who decide to participate in the Offer may do so through the ADS Tender Agent or directly (in Chile or the United States of America), delivering their shares to the Chilean Tender Agent, to the U.S. Share Tender Agent, or to any other broker in Chile, as applicable, after canceling their ADSs and withdrawing the corresponding underlying CCU shares, as indicated in Section 5.3b). In each case, they must do so within the effective term of the Offer and in accordance with the terms that are briefly described below, which will be described in greater detail in the US Offer Document.

a)
Offer of ADSs through the ADS Tender Agent. If a holder of ADSs wishes to participate in the Offer, it may submit its acceptance of the Offer in respect of their ADSs through the ADSs Tender Agent until 3:30 p.m. New York, U.S. time, on the Expiration Date.

For this purpose: (i) The ADS Tender Agent shall receive (1) an ADS Letter of Transmittal (the “ADS Letter of Transmittal”) duly completed and signed under the terms to be described in the US Offer Document (or a copy thereof, provided always that the signature is an original one) and all other documents that are required by the ADSs Letter of Transmittal, at the addresses that will be indicated in the U.S. Offer Document, and (2) the American Depositary Receipts (“ADRs”) of the ADSs to be offered, at one of such addresses on the Expiration Date; or (ii) the ADSs of a holder must be delivered to the ADS Tender Agent in accordance with the procedures for the transfer of book entries described below (and a duly completed and signed ADS Letter of Transmittal (or a copy thereof, provided the signature is an original one)), unless the ADSs tender Agent receives an Agent’s Message (as defined below) confirming such delivery before the expiration date of the Offer in the United States of America.

With respect to paragraph (ii) above, the term “Agent’s Message” means a message, transmitted by the Depository Trust Company (the “Account Entry Transfer Center”) to the  ADSs Tender Agent and received by the latter, which is part of an account entry confirmation in which it is indicated that the Account Entry Transfer Center has received an express acknowledgment of receipt from the participant who offers the ADSs subject matter of said account entry confirmation, acknowledging that said participant has received and agrees to be bound by the terms of the ADSs Transmittal Letter, and that the Offeror may enforce said agreement against said participant.

The holders of ADSs should be aware that the Offer is only in respect of shares, and that by accepting the Offer in respect of the ADSs held by them, such holders will be authorizing the ADSs Tender Agent to instruct the U.S. Settlement Agent (acting through its sub-custodian in Chile) to communicate and transmit its acceptance to the Offer with respect to the shares underlying such ADSs to the Chilean Tender Agent,  in order that, after the delivery of the Result Notice publication of the Result Ad, it instructs JPMorgan Chase Bank, NA, as depositary of the ADSs, to cancel them and deliver the underlying shares to be acquired by means of the Offer to the account of the ADS Tender Agent with the U.S. Settlement Agent (through its sub-custodian in Chile) for the latter, in turn, deliver them to the Chilean Tender Agent for the settlement and payment of the Offer.

b)
Direct participation in the Offer as a shareholder. As an alternative to offering shares represented by ADSs for sale through the ADSs Tender Agent, a holder of ADSs can also deliver them to JPMorgan Chase Bank, NA, as depositary of the ADSs, have them canceled, and withdraw the CCU shares underlying the ADSs of the ADSs program, and then directly participate in the Offer as a shareholder, either by delivering its shares to the US Tender Agent as indicated in the first paragraph of this Section 5.3, or by instructing a local intermediary to offer them for sale in the Offer or by delivering the shares directly to the Chilean Tender Agent in Chile together with the documents listed in Section 5.2 (“Formalities and documents necessary for the acceptance of the Offer in Chile”) of this notice of commencement.

To withdraw the CCU shares underlying the ADSs from the ADS program, such holder must cancel them by: (i) delivering to the ADSs representing the shares the holder wish to offer for sale to JPMorgan Chase Bank, N.A., as depositary of ADSs, at the corresponding address according to the deposit agreement entered into between JP Morgan Chase Bank, N.A. and CCU on July 13, 2013; (ii) paying a commission to the depositary of ADSs of US$ 0.05 for each ADS; and (iii) paying any tax or charge due in connection with the withdrawal of the shares from the ADSs program, and complying with any other terms and conditions of the deposit agreement between JP Morgan Chase Bank, N.A. and CCU described above.

In any case, the ADS Tender Agent will give notice to the U.S. Settlement Agent of the acceptances it receives of the Offer, and will instruct it to deliver them (either directly or through its sub-custodian in Chile) to the Chilean Tender Agent, by submitting an acceptance letter of the Offer to the Chilean Tender Agent, regarding the shares represented by ADSs whose acceptances have been delivered to the ADSs Tender Agent. Finally, the Chilean Tender Agent will proceed to the settlement and payment of the Offer as indicated in Sections 4.3 and 5.2 of this notice of commencement.

5.4.	Return of securities

Those shares not acquired by the Offeror either because they do not conform to the terms and conditions of the Offer, because it exceeds the number of shares subject matter of the Offer, or due to application of the corresponding apportionment factor, or if an acceptance is withdrawn, is must be made available to the respective shareholders immediately by the Chilean Tender Agent, or the participating securities broker together with all the documents delivered by the shareholders. Such shares shall be immediately returned to the relevant shareholder without the latter being entitled to any compensation, payment or reimbursement as a consequence thereof, nor shall it imply any obligation or responsibility for the Offeror, its attorneys-in-fact, agents, advisors or representatives.

The same will apply, in the terms that will be described in the US Offer Document, with respect to the ADSs that have been delivered to the ADSs Tender Agent and whose shares are not acquired by the Offeror for any of the aforementioned reasons, as well as those of CCU shares that have been delivered to the U.S. Share Tender Agent. In a nutshell, if the shares underlying the ADSs or the shares offered for sale are not accepted for purchase because they do not comply with the terms and conditions of the Offer, because the offer has expired or because the total number of shares (including those represented by ADSs) offered to sell exceeds the number of shares (including those represented by ADSs) subject matter of the Offer, or if the apportionment  factor results in the purchase of an odd number of shares (in the case of ADSs), or if an acceptance is withdrawn, those ADSs or shares, as applicable, will be immediately returned to the respective holder after the expiration or termination of the Offer, or, in the case of the ADSs transferred through the Account Entry Transfer Center, the ADSs not acquired will be credited as soon as possible to the account of the Account Entry Transfer Center, from which they were transferred, at no additional cost to the holder of the ADSs. In the case of returns of ADSs, such transfer will be made through the US Settlement Agent which in turn will deliver such shares and ADSs to the ADS Tender Agent.

Consequently, with regard to the shares that have not been transferred to the Offeror for the reasons described in the preceding paragraph, neither the shareholders nor the holders of ADSs who have accepted the Offer will be entitled to any type of compensation, payment or reimbursement, nor will it give rise to any obligation or liability for the Offeror, its attorneys-in-fact, agents, advisors or representatives.

6.	Ground of Termination of the Offer

PURSUANT TO ARTICLE 210 OF THE SECURITIES MARKET LAW, THE OFFEROR STATES THAT THE OFFER IS SUBJECT TO THE OBJECTIVE TERMINATION CONDITION INDICATED BELOW (THE “GROUND OF TERMINATION”), SHOULD SUCH CONDITION OCCUR DURING THE EFFECTIVE TERM OF THE OFFER, THE OFFEROR WILL HAVE THE RIGHT BUT NOT THE OBLIGATION, TO CONSIDER THE OFFER AS TERMINATED AND REVOKED ON THE EXPIRATION DATE OR ANY EXTENSION THEREOF.

IT IS HEREBY EXPRESSLY STATED THAT THE GROUND OF TERMINATION HAS BEEN ESTABLISHED TO THE SOLE BENEFIT OF THE OFFEROR, WHO MAY WAIVE IT AT ITS SOLE DISCRETION AT ANY TIME UNTIL THE MOMENT IN WHICH THE RESULT NOTICE MUST BE DELIVERED. THE OFFEROR’S NOTICE OF THE OCCURRENCE OF THE GROUND OF TERMINATION SHALL BE GIVEN BY PUBLISHING IT IN THE SAME NEWSPAPERS IN WHICH THIS NOTICE OF COMMENCEMENT IS PUBLISHED, AND THE PROCEDURE DESCRIBED IN SECTION 6.4 (“RETURN OF SECURITIES”) OF THIS NOTICE OF COMMENCEMENT SHALL BE FOLLOWED.

THE GROUND OF TERMINATION OF THE OFFER IS THE FOLLOWING:

(A)
THAT ANY LAW, REGULATION, STATUTE, RESOLUTION, ORDER, RULE OR STANDARD HAS BEEN ENACTED, PROMULGATED, ISSUED OR PASSED BY ANY COURT, ARBITRATOR OR GOVERNMENT AUTHORITY IN THE UNITED STATES OF AMERICA OR IN CHILE THAT RENDERS ILLEGAL, RESTRICTS, SUSPENDS OR PREVENTS THE CONSUMMATION OF THE OFFER.

UPON THE OCCURRENCE OF THE GROUND OF TERMINATION DURING THE EFFECTIVE TERM OF THE OFFER, AND PROVIDED THAT THE OFFEROR HAS NOT PREVIOUSLY WAIVE IT, THE OFFEROR SHALL GIVE NOTICE OF THE OCCURRENCE OF SUCH GROUND OF TERMINATION BY PUBLISHING IT IN THE SAME NEWSPAPERS IN WHICH THIS NOTICE OF COMMENCEMENT IS PUBLISHED. SUCH PUBLICATION SHALL BE MADE NO LATER THAN THE DATE IN WHICH THE RESULT NOTICE MUST BE DELIVERED. SHOULD THE OFFEROR FAIL TO DO SO BEFORE THIS LATTER DATE, IT WILL BE UNDERSTOOD THAT THE OFFEROR HAS WAIVED THE GROUND OF TERMINATION.

7.	Withdrawal right

Pursuant to Article 211 of the Securities Market Law, the shareholders who have accepted the Offer may withdraw acceptance thereof either totally or partially, until the Expiration Date by giving written notice by means of a written notice delivered by the shareholder or the participating stockbroker, agent, depositary or representative at the offices of the Chilean Tender Agent during the Market Opening and Closing Times of the Stock Market. Once the aforementioned notice has been duly and timely delivered to the Chilean Tender Agent, the latter will deliver to the shareholder, depositary or broker involved, as appropriate, the acceptance letter, the documents that have been attached to it and any transfers subscribed by the shareholder at the time of accepting the Offer. The shareholders or holders of ADSs who have accepted the Offer in the United States of America may withdraw their acceptances in similar terms, by means of a written notice given to the US Tender Agent, in accordance with what will be set forth in the US Offer Document.

It is worth stating that should any shareholder withdraw its acceptance as set forth herein, the shares, transfers and other documentation received will be returned to it as soon as it gives written notice of such withdrawal. The return of the ADSs and the shares delivered to the U.S. Tender Agent will be made in accordance with the terms to be set forth in the US Offer Document.

8.	Offer financing

The Offeror will finance this Offer out of its own funds and mainly out of a credit facility opened with Scotiabank Chile that is fully committed and available for up to 3,850,000 Unidades de Fomento, as stated in the Credit Facility Agreement entered into between IRSA and Scotiabank Chile by means of a public deed granted at the Notarial Office of Santiago of Mr. Patricio Raby Benavente on February 5, 2021, under record No. 1327 -2021, as amended by means of a public deed granted at the same notarial office on March 24, 2021 under record No. 2930-2021.

Consequently, the validity of this Offer is not subject to the obtention of any financing.

9.	Guaranty

The Offer does not contemplate the existence of any guarantee according to the provisions set forth in the article 204 of the Securities Market Law.

10.	Managers of the Offer

In Chile, the Offeror will act, for all purposes of this Offer, through the Chilean Tender Agent, which is Banchile Corredores de Bolsa S.A., tax ID No. 96,571,220-8, domiciled at Enrique Foster Sur 20, 6th floor, borough of Las Condes, Santiago, Metropolitan Region, Chile.

For these purposes, the Offeror has authorized the Chilean Tender Agent to act as its agent in the Offer, as well as to receive the acceptances from the shareholders of the Company, answer any inquiries that may arise regarding the mechanisms and conditions of the Offer, make transfers in custody of shares of CCU, reject acceptances that do not meet the requirements of the Offer and, in general, perform any other activities that are necessary to consummate the Offer.

In turn, in the United States of America, the Offeror will act through the U.S. Tender Agent, for which purpose the Offeror will grant the latter the powers to be described in the US Offer Document.

11.	Information places

a)
At the offices of Banchile Corredores de Bolsa S.A., which shall be understood as the Offeror’s representative for the purposes hereof, located at Enrique Foster Sur 20, 6th floor, borough of Las Condes, Santiago, Metropolitan Region, Chile, from Monday to Friday from 9:30 a.m. To 4:00 p.m. Santiago, Chile time, and on the website www.banchileinversiones.cl;

b)
At the Financial Market Commission, with place of business at Avenida Libertador Bernardo O’Higgins No. 1449, Santiago, Metropolitan Region, Chile, from Monday to Friday from 9:00 a.m. to 1:30 p.m. Santiago, Chile time, and on its website www.cmfchile.cl;

c)
At the website of the Electronic Center of Exchange Information of the Bolsa de Comercio de Santiago (Santiago Stock Exchange), Bolsa de Valores (Securities Exchange) (http://cibe.bolsadesantiago.com/SitePages/noticias.aspx?title=Noticias&Cat=3&SubCat=8). The offices of the Santiago Stock Exchange, Securities Exchange, located at La Bolsa No. 64, Santiago, Metropolitan Region, Chile, are not opened to the public, due to the sanitary conditions. As soon as they open, such offices will attend public at the times and according to the procedures that they will be informed in its website (www.bolsadesantiago.com).

d)
At the website of Bolsa Electrónica de Chile, (Chilean Electronic Stock Exchange), Bolsa de Valores, (Securities Exchange) http://publish.bolchile.cl/publicaciones.  The Offices of the Chilean Electronic Stock Exchange, Securities Exchange, located at Huérfanos No. 770, 14th floor, Santiago, Metropolitan Region, Chile, are not opened to the public, due to the sanitary conditions. As soon as they open, such offices will attend public at the times and according to the procedures that they will be informed in its website.

e)
At the offices of Compañía Cervecerías Unidas S.A. located at Enrique Foster Sur 20, piso 23, borough of Las Condes, Santiago, Metropolitan Region, Chile, from Monday to Friday from 9:00 a.m. to 4:00 p.m. Santiago, Chile time, and on the website ttp://www.ccu.cl; and

f)
At the offices of Viña San Pedro Tarapacá S.A., located for these purposes at Avenida Vitacura No. 2670, 16th floor, Las Condes, Santiago, Metropolitan Region, Chile, from Monday to Friday between 9:00 and 16:00 hours of the time zone of Santiago, Chile, and in its website https://vsptwinegroup.com.

12.	Publications

All publications concerning the Offer will be made in the electronic newspapers El Líbero (www.ellibero.cl) and El Mostrador (www.elmostrador.cl).

PRESS RELEASE:

IRSA launches public tender offer
to acquire 4.44% of CCU shares

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After the transaction, the company jointly owned by Quiñenco and Heineken and the controlling shareholder of CCU, would once again reach 66% of the ownership of CCU. The total investment contemplated in this acquisition could reach $111,453 million pesos.

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IRSA’s CEO, Alessandro Bizzarri, explained that this offer is “further proof of the confidence of our shareholders in CCU’s strategy and potential, both in Chile and in all the countries where it operates in the region”.

Santiago, May 18th, 2021. Inversiones y Rentas S.A. (IRSA), a company jointly owned by Quiñenco and Heineken and the controlling shareholder of Compañía de Cervecerías Unidas (CCU), announced today the launch of a Public Tender Offer for up to 4.44% of CCU, equivalent to 16,390,172 shares.

If the transaction is successfully completed, IRSA would once again reach 66% ownership of CCU, an ownership level it previously held until October 2013, when its stake was diluted as result of a capital increase by CCU. Currently, IRSA owns approximately 61.56% of that company.

The price contemplated in the offer is $6,800 pesos for each share of CCU, and therefore the total investment would amount to up to $111,453 million pesos. The value per share was set in pesos and, despite the fact that IRSA already controls CCU, it represents a premium of 9.62% with respect to the weighted average price of $6,203.28, at which the shares traded on the local stock exchanges on February 26, 2021, the trading day prior to IRSA communicating its intention to increase its stake in CCU.

The Public Tender Offer, which was resolved in a board meeting held yesterday, May 17, is structured through a single offer being made to all holders, wherever located, including in Chile and in the United States, therefore, in addition to being communicated to the market through the notice of commencement in Chile, it will be formally notified to the authorities of both countries, the Chilean Comisión para el Mercado Financiero (CMF) and the U.S. Securities and Exchange Commission (SEC).

The starting date of the offer period is Wednesday, May 19th, 2021, and it will be managed by Goldman Sachs, as Dealer Manager, and by Banchile Corredores de Bolsa and Computershare, as tender agents of the offer in Chile and the United States, respectively. Furthermore, the published notice of commencement contemplates that the tender offer will expire on June 17, 2021, subject to extension.

After launching the tender offer, the CEO of IRSA, Alessandro Bizzarri, commented that the operation is “yet another proof of the confidence of IRSA’s shareholders in CCU’s strategy and potential, both in Chile and in all the countries where it operates in the region”.